UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

[NOTICE: This notice is a translation of the Japanese language original for convenience purposes only, and in the event of any discrepancy, the Japanese language original shall prevail.]

June 26, 2009

NOTICE OF RESOLUTION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are hereby notified that the matters below were reported and resolved at the 4th Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. (the “Company”), which was held today.

Yours very truly,

MITSUBISHI UFJ FINANCIAL GROUP, INC.
Nobuo Kuroyanagi
President & CEO
7-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo

PARTICULARS

Matters Reported:

Report on the Business Report, the Financial Statements, the Consolidated Financial Statements for the 4th Fiscal Year (from April 1, 2008 to March 31, 2009), and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors was made.

Matters Resolved:

First Item of Business            Appropriation of Surplus

This item was approved and resolved as originally proposed. The year-end dividend for Ordinary Shares for the fiscal year under review was decided at ¥5 per share (the annual dividend for the fiscal year under review, including the interim dividend, was decided at ¥12 per share). The year-end preferred dividends for Preferred Shares for the fiscal year under review were respectively decided at: for Class 3 Preferred Shares, the prescribed amount of ¥30 per share; for Class 5 Preferred Shares, the prescribed amount of ¥43 per share; and for Class 11 Preferred Shares, the prescribed amount of ¥2.65 per share. The date on which such appropriation of surplus becomes effective was decided to be June 26, 2009.

Second Item of Business            Partial Amendments to the Articles of Incorporation

This item was approved and resolved as originally proposed. The details of the amendments to the Articles of Incorporation are as follows.

(1)	As a result of the enforcement of the “Law for Partial Amendments to the Law Concerning Book-entry Transfer of Corporate Bonds, etc. for the Purpose of Streamlining the Settlement for Transactions of Shares, etc.” (Law No. 88 of 2004; the “Share Settlement Streamlining Law”), the Articles of Incorporation were amended as described below:

(i)	Pursuant to Article 6 of the supplementary provisions of the Share Settlement Streamlining Law, a resolution to amend the Articles of Incorporation, by which the Company abolishes the provisions with respect to issuance of share certificates in the Articles of Incorporation, is deemed to have been approved as of the date of enforcement of the Electronic Share Certificate System (January 5, 2009). Therefore, the provisions with respect to issuance of share certificates were deleted and also the language with respect to share certificates was deleted and amended.

(ii)	As a result of abolition of the “Act on Custody and Transfer of Share Certificate, etc.,” the language with respect to the beneficial shareholders and the register of beneficial shareholders was deleted and amended.

(iii)	It is stipulated that the register of lost share certificates shall be prepared and kept until the day on which one (1) year has elapsed from the day immediately following the date of enforcement of the Share Settlement Streamlining Law. Therefore, the language with respect to the register of lost share certificates was deleted and amended, and necessary provisions were established in the Supplement.

(2)	To improve the accessibility of public notice and rationalize the proceedings for public notice, the method of public notice of the Company was changed from the Nihon Keizai Shimbun to electronic public notice, and the method of public notice in cases where the Company is unable to give an electronic public notice due to unavoidable circumstances was stipulated.

(3)	The following amendments were made as Class 8 Preferred Shares and Class 12 Preferred Shares had been cancelled.

(i)	The aggregate number of shares authorized to be issued by the Company was decreased, and the aggregate numbers of Class 8 Preferred Shares and Class 12 Preferred Shares authorized to be issued were deleted.

(ii)	The descriptions with respect to Class 8 Preferred Shares and Class 12 Preferred Shares in the provisions concerning preferred dividends, preferred interim dividends, distribution of residual assets, right to request acquisition and mandatory acquisition were deleted.

(4)	Renumbering of the articles and other necessary amendments were made.

Third Item of Business            Election of 17 (seventeen) Directors

Messrs. Ryosuke Tamakoshi, Haruya Uehara, Nobuo Kuroyanagi, Kyota Omori, Saburo Sano, Hiroshi Saito, Shintaro Yasuda, Katsunori Nagayasu, Fumiyuki Akikusa, Kazuo Takeuchi, Kinya Okauchi, Kaoru Wachi, Akio Harada and Takuma Otoshi were reelected and reappointed as Directors, and Messrs. Nobushige Kamei, Takashi Oyamada and Ryuji Araki were newly elected and appointed as Directors.

Messrs. Akio Harada, Ryuji Araki and Takuma Otoshi are the Outside Directors set out in Article 2, Item 15 of the Company Law.

Fourth Item of Business            Election of 4 (four) Corporate Auditors

Messrs. Tsutomu Takasuka and Kunie Okamoto were reelected and reappointed as Corporate Auditors, and Messrs. Tetsuo Maeda and Yasushi Ikeda were newly elected and appointed as Corporate Auditors.

Messrs. Tsutomu Takasuka, Kunie Okamoto and Yasushi Ikeda are the Outside Corporate Auditors set out in Article 2, Item 16 of the Company Law.

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